Delisting Determination, The Nasdaq Stock Market, LLC, August 2, 2007, ePlus, Inc.. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of ePlus, Inc. (the Company), effective at the open of business on
August 13, 2007. Based on a review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with Marketplace Rule 4310(c)(14). The Company was notified of the Staffs determination on July 18, 2006. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel exercised its discretionary authority to continue the Companys listing, conditioned upon the Company demonstrating compliance with Marketplace Rule 4310(c)(14) by January 15, 2007. The Panel notified the Company on October 17, 2006, that failure to regain
compliance by January 15, 2006 would result in delisting.   On
January 11, 2007, the Nasdaq Listing and Hearing Review Council (the Council) called the Panel decision for review and stayed any decision to delist the Companys securities. After considering the written record in this matter, the Council exercised its discretionary authority to continue the Companys listing until July 5, 2007, subject to a demonstration of compliance with Rule 4310(c)(14) by that date. On
June 25, 2007, the Nasdaq Board of Directors (the Board) called for review the Council decision and stayed any decision to delist the Companys securities. On July 18, 2007 the Board withdrew its call for review of the Council decision based on the Companys continued failure to comply with Marketplace Rule 4310(c)(14). The Company was notified of the Boards decision on July 18, 2007. Staffs determination to delist the Companys shares became final on July 18, 2007 and the Companys securities were suspended from trading on the Exchange at the open of business on July 20, 2007.